

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2022

Yanming Liu
Chief Executive Officer
Venus Acquisition Corporation
477 Madison
Avenue, 6th Floor
New York, NY 10022

Venus Acquisition Corp

> **Re: Venus Acquisition Corp**
> **Amendment No. 6 to Registration Statement on Form S-4**
> **Filed May 12, 2022**
> **File No. 333-257518**

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Our references to a prior comment is to a comment in our March 30, 2022 letter.

Amendment No. 6 to Form S-4 filed May 12, 2022

Cover Page

1. We note that you have no longer operated the business involving foreign investment restrictions since March 1, 2022 and, as a result, have terminated the VIE agreements. Please revise here to clarify which line of business you no longer operate and whether there is any uncertainty as to whether your current operations may be deemed to involve a business that is subject to foreign investment restrictions. Also, as it appears the VIE held certain Internet Content Provision licenses, please tell us how it was determined that these

Yanming Liu
Venus Acquisition Corporation
May 26, 2022
Page 2

licenses are no longer necessary for your business. Lastly, clarify whether the termination of this line of business has had, or is expected to have, material impacts on the company.

Summary of the Proxy Statement/Prospectus, page 11

2.   Revisions made in response to prior comment 9 indicate that the date to complete a business combination was extended to May 11, 2022. Please revise to clarify whether a further extension was received.

General

3.   We note that you exclude Taiwan, Hong Kong and the Macao Special Administrative Region from your definition of China or PRC. Please revise to remove these exclusions from this definition.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bill Huo, Esq.